

February 15, 2024

Vincent Browne
Chief Executive Officer
Alternus Clean Energy, Inc.
360 Kingsley Park Drive, Suite 250
Fort Mill, SC 29715

>   **Re: Alternus Clean Energy, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 19, 2024**
>   **File No. 333-276630**

Dear Vincent Browne:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed January 19, 2024

Cover Page

1.   For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

2.   We note your disclosure in your second paragraph regarding:

- the exercise prices of the Warrants compared to the market price of the underlying securities;
- your belief that the likelihood that warrant holders will exercise their Warrants for cash and therefore the amount of cash proceeds that you would receive, is dependent upon the trading price of your common stock; and
- your further belief that, if the market price for your common stock is less than the exercise price of the Warrants (on a per share basis), it will be unlikely that holders will exercise their Warrants.

Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section. As applicable, describe the impact on your liquidity and update the discussion on the ability of the Company to fund your operations on a prospective basis with your current cash on hand.

3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Company's common stock.

Prospectus Summary
Recent Developments
Solis Bond Extension, page 3

4. Please update your disclosure in this section and elsewhere to reflect the developments related to the Solis Bonds as reported in your Form 8-K filed January 31, 2024.

Risk Factors
The shares of common stock being offered in this prospectus represent a substantial percentage of our outstanding common stock..., page 32

5. We note your risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Company's common stock. To further illustrate this risk please also disclose the purchase price of all the securities being registered for resale.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Forward Purchase Agreement, page 44

6. We note your disclosures on pages 44-46 regarding the Forward Purchase Agreement and the PIPE Subscription Agreement. Please revise to better describe the purpose for entering into the PIPE Subscription Agreement, and the inter-relationship between it and the Forward Purchase Agreement. Also, please disclose the net proceeds to the Company from this arrangement and discuss - here, and in added risk factor disclosure, as appropriate - risks associated with these arrangements. Lastly, please revise to indicate whether Clean Earth Acquisitions Corp., the Company, or their directors, officers, advisors or respective affiliates had material relationships with the PIPE/FPA investors at the time the PIPE and FPA agreements were negotiated.

7. We note you entered into the Forward Purchase Agreement with Meteora, in part, to purchase CLIN Shares to reduce redemption rates. Please provide your analysis on how such purchases complied with Rule 14e-5.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 52

8.   In light of the significant number of redemptions and the unlikelihood that the Company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Company's common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the Company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

9.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the Company's common stock. Your discussion should highlight the fact that the selling stockholders, who are registering for resale approximately 87.5% of your outstanding shares of common stock, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Description of Our Securities
Warrants
Public Warrants, page 109

10.   Please tell us the current listing status of the Public Warrants. We note your disclosure in the definitive merger proxy filed on November 13, 2023 for your business combination with Alternus that you intended to apply to obtain the listing of your warrants on Nasdaq under the symbol "ALCEW" upon the closing. We may have additional comments.

General

11.   Revise your prospectus to disclose the price that each selling stockholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling stockholders acquired their shares and Warrants, and the price that the public stockholders acquired their shares and warrants. Please also disclose the potential profit the selling stockholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure. We note your disclosure at page 32 in this regard.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ross David Carmel, Esq.